Exhibit 99.1

Daqo New Energy Begins Pilot Production at New Phase 3B Polysilicon Production Facility

Shihezi, China—October 15, 2018—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it has completed the construction and installation of its Phase 3B polysilicon production facility in Shihezi, Xinjiang and has begun pilot production. The Company expects the Phase 3B facility will ramp up to full production capacity and expand its total production capacity to 30,000 MT by the end of the first quarter of 2019.

Once Phase 3B has reached full production capacity, a power purchase agreement with the local electric utility will reduce the Company’s electricity rates by approximately 18% from the current levels, further lowering the Company’s polysilicon production cost. With lower electricity rates, higher manufacturing efficiency, greater economies of scale, and enhanced equipment and process, the Company expects the overall total cost of polysilicon production for its Xinjiang facilities to decrease to approximately US$7.50 per kilogram.

Separately, the Company has launched a debottlenecking project to modernize some of its current Chemical Vapor Deposition (CVD) furnaces and upgrade other production equipment which will allow it to increase efficiency and production volume. The Company expects to complete the debottlenecking project and increase its annual capacity to 35,000 MT by the end of June, 2019.

The Company’s Phase 4A capacity expansion project is currently under construction and is expected to begin pilot production in the fourth quarter of 2019. The Company expects to ramp up Phase 4A to full production in the first quarter of 2020 which will expand its total production capacity to 70,000 MT. When production from Phase 4A is fully ramped up, the Company’s electricity rates will decrease further based on the agreement with the local electric utility, and the overall total cost of polysilicon production for its Xinjiang facilities is expected to decrease to approximately US$6.80 per kilogram.

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “I’d like to thank the entire team in our Xinjiang polysilicon production facilities for their hard work and dedication which enabled us to successfully complete the construction and installation of Phase 3B on schedule. Phase 3B will not only increase our capacity and reduce our costs, but also improve our product quality, allowing us to achieve production capability of approximately 80% mono-crystalline grade polysilicon, of which a half will be applicable for use in N-type mono-crystalline solar cells. We believe this demonstrates our long-term confidence in the solar PV industry, strong execution capabilities, and commitment to our customers. We eagerly look forward to the new era of grid parity in the global solar PV market and believe it has the potential to significantly change the way people produce and consume energy. We will continue to strengthen our leading position in the industry by expanding capacities, improving quality and reducing cost structure in order to meet the growing demand for our ultra-high-quality polysilicon.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Daqo’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

ABOUT DAQO NEW ENERGY CORP.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon.  Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has a nameplate annual polysilicon production capacity of 30,000 metric tons, and the Company is undergoing a debottlenecking project and a capacity expansion project and expects to increase its annual polysilicon production capacity to 70,000 metric tons in the first quarter of 2020.

For more information, please visit http://daqo.gotoip1.com/

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com